CHEVALIER

其士國際集團有限公司 (於百慕達註冊成立之有限公司)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)

香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1818 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L088-07
Exemption No. #82-4203

August 13, 2007

SUPPL

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED AUG 2007 WASH. D.C. 182

07026124

Dear Sirs

<u>Re: Chevalier International Holdings Limited (Exemption No. #82-4203)</u>

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements, Circulars and Annual Report pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for your record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

PROCESSED
AUG 23 2007
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Kan Ka Hon
Director

Encl

NK/AM/nc

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1818 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L088-07
Exemption No. #82-4203

August 13, 2007

SEC MAIL PROCESSING RECEIVED AUG 16 2007 WASH. D.C. 182 SECTION

BY COURIER

Acknowledge Receipt : pls sign & return

X

Date

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements, Circulars and Annual Report pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for your record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Kan Ka Hon
Director

Encl

NK/AM/nc

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 025)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Chevalier International Holdings Limited (the "Company") announces that a meeting of the Board of the Company will be held on Wednesday, 18 July 2007 at 10:15 a.m. at which the Board will, inter alia, approve the release of the final results announcement of the Company and its subsidiaries for the year ended 31 March 2007 and consider the payment of a final dividend, if any.

By Order of the Board
Chevalier International Holdings Limited
Kan Ka Hon
Company Secretary

Hong Kong, 5 July 2007

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Tam Kwok Wing, Mr. Chow Vee Tsung, Oscar, Mr. Fung Pak Kwan, Mr. Kan Ka Hon and Mr. Ho Chung Leung as executive directors, and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

* *For identification purpose only*

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 025)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH 2007

RESULTS

The Directors of Chevalier International Holdings Limited (the "Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March 2007, together with the comparative figures, are summarised as follows:

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31ST MARCH 2007

	Note	2007 HK$'000	2006 HK$'000
Revenue	2	**4,665,237**	4,335,434
Cost of sales		**(3,911,145)**	(3,591,481)
Gross profit		**754,092**	743,953
Other income, net	3	**134,728**	126,125
Other gain, net	4	**100,307**	49,893
Distribution costs		**(342,131)**	(272,249)
Administrative expenses		**(118,694)**	(102,192)
Operating profit		**528,302**	545,530
Share of results of associates		**5,263**	(2,987)
Share of results of jointly controlled entities		**(3,159)**	12,874
Finance costs		**(122,356)**	(79,887)
Profit before taxation	5	**408,050**	475,530
Income tax expenses	6	**(66,853)**	(110,443)
Profit for the year		**341,197**	365,087
Attributable to:			
Equity holders of the Company		**317,869**	330,973
Minority interest		**23,328**	34,114
		341,197	365,087
Dividends	7	**139,291**	189,436
Earnings per share			
– Basic (HK$ per share)	8	**1.14**	1.19
– Diluted (HK$ per share)		**1.04**	1.19

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH 2007

	Note	2007 HK$'000	2006 HK$'000
Non-current assets			
Investment properties		**523,644**	469,693
Property, plant and equipment		**729,167**	677,377
Prepaid lease payments		**455,239**	461,708
Goodwill		**210,330**	212,540
Other intangible assets		**158,864**	151,958
Interests in associates		**137,084**	31,011
Interests in jointly controlled entities		**239,511**	231,316
Available-for-sale investments		**182,298**	114,010
Investments at fair value through profit or loss		**303,195**	325,903
Deferred tax assets		**8,744**	10,394
Other non-current assets		**19,498**	17,104
		2,967,574	2,703,014
Current assets			
Inventories		**304,385**	262,084
Properties for sale		**461,159**	505,506
Debtors, deposits and prepayments	9	**1,170,924**	1,079,165
Amounts due from associates		**17,175**	38,050
Amounts due from jointly controlled entities		**259,559**	184,510
Amounts due from customers for contract work		**343,849**	365,761
Investments at fair value through profit or loss		**1,000,758**	1,123,915
Derivative financial instruments		**42,831**	38,303
Bank balances and cash		**722,998**	635,412
		4,323,638	4,232,706

	Note	2007 HK$'000	2006 HK$'000
Current liabilities			
Creditors, bills payable, deposits and accruals	10	**1,178,146**	1,240,872
Unearned insurance premiums			
– due within one year		**32,174**	39,634
Outstanding insurance claims		**255,337**	285,051
Amounts due to associates		**3,429**	2,423
Amounts due to customers for contract work		**208,113**	136,952
Deferred income		**21,372**	23,330
Provision for taxation		**86,009**	73,721
Derivative financial instruments		**2,628**	10,430
Bank borrowings		**815,066**	595,822
Other loans		**256**	226
Other payable		**–**	7,412
		2,602,530	2,415,873
Net current assets		**1,721,108**	1,816,833
Total assets less current liabilities		**4,688,682**	4,519,847
Capital and reserves			
Share capital		**348,228**	348,228
Reserves		**2,645,093**	2,372,566
Equity attributable to equity holders of the Company		**2,993,321**	2,720,794
Minority interests		**322,196**	266,897
Total equity		**3,315,517**	2,987,691
Non-current liabilities			
Other payable		**7,079**	13,840
Unearned insurance premiums			
– due over one year		**13,789**	14,764
Deferred taxation		**113,487**	102,750
Bank borrowings		**856,275**	1,399,409
Other loans		**1,445**	1,393
Convertible bonds – liability component		**354,423**	–
Convertible bonds – derivative component		**26,667**	–
		1,373,165	1,532,156
Total equity and non-current liabilities		**4,688,682**	4,519,847

Notes:

1 Basis of preparation

The consolidated financial statements of Chevalier International Holdings Limited have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

In current year, the Group has applied the new standards, amendments and interpretations issued by the Hong Kong Institute of Certified Public Accountants that have become effective. The adoption of these new standards does not have any significant effect on the results and position of the Group.

The Group has also considered the new standards, amendments and interpretations that may be applicable to the Group. The Group has not yet early adopted the following new standard, amendment and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standard, amendment and interpretations will have no material impact on the results and financial positions of the Group.

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2-Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Arrangements

In prior years, the Group presented the gross sales proceeds and carrying value of financial assets disposed during the years as part of the Group's turnover and costs of sales respectively. In current year, the directors of the Company considered it is more appropriate to reflect results of securities trading on a net basis and to present such amounts as other income. The adoption of the change has reduced the turnover and cost of sales and increased the other income by HK$584 million, HK$572 million and HK$12 million respectively for the year ended 31st March 2007 and by HK$898 million, HK$844 million and HK$54 million for the year ended 31st March 2006 respectively.

2 Business and geographical segments

Revenue and results

Year ended 31st March 2007

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property *HK$'000*	Computer and information technology *HK$'000*	Food and beverage and others *HK$'000*	Consolidated *HK$'000*
REVENUE						
Total segment revenue	3,003,573	149,140	352,672	491,654	753,581	4,750,620
Inter-segment revenue	(284)	(19,756)	(47,531)	(12,976)	(4,836)	(85,383)
External sales	3,003,289	129,384	305,141	478,678	748,745	4,665,237
RESULTS						
Segment results	186,131	150,238	135,476	10,942	43,384	526,171
Unallocated corporate expenses						(12,132)
Interest income						14,263
Share of results of associates	2,557	–	(70)	–	2,776	5,263
Share of results of jointly controlled entities	2,674	–	(5,833)	–	–	(3,159)
Finance costs						(122,356)
Profit before taxation						408,050
Income tax expenses						(66,853)
Profit for the year						341,197

Inter-segment revenue are charged at prices determined by management with reference to market prices.

Assets and liabilities

As at 31st March 2007

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property HK$'000	Computer and information technology HK$'000	Food and beverage and others HK$'000	Consolidated HK$'000
ASSETS						
Segment assets	1,970,217	1,788,237	2,357,990	171,479	553,357	6,841,280
Interests in associates	9,294	–	164	–	127,626	137,084
Interests in jointly controlled entities	15,083	–	224,428	–	–	239,511
Unallocated corporate assets						73,337
Consolidated total assets						7,291,212
LIABILITIES						
Segment liabilities	1,062,840	345,692	136,784	105,969	79,120	1,730,405
Unallocated corporate liabilities						2,245,290
Consolidated total liabilities						3,975,695

Other information

Year ended 31st March 2007

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property HK$'000	Computer and information technology HK$'000	Food and beverage and others HK$'000	Consolidated HK$'000
Capital expenditure	117,354	373	3,892	975	46,813	169,407
Depreciation and amortisation	57,931	161	19,614	1,800	22,416	101,922
Net (gain)/losses on disposal of property, plant and equipment, and prepaid lease payments	(7,726)	125	45	(8)	158	(7,406)
Impairment loss on property, plant and equipment	6,782	–	6,972	–	–	13,754
Impairment loss on prepaid lease payments	–	–	1,628	–	–	1,628
Impairment loss on intangible assets and goodwill	7,157	–	–	–	–	7,157
Impairment loss on available-for-sale investments	–	1,473	–	–	–	1,473

Revenue and results

Year ended 31st March 2006

	Construction and engineering	Insurance and investment	Property	Computer and information technology	Food and beverage and others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE						
Total segment revenue	2,523,946	131,285	570,035	545,412	639,804	4,410,482
Inter-segment revenue	(267)	(13,434)	(46,917)	(10,102)	(4,328)	(75,048)
External revenue	2,523,679	117,851	523,118	535,310	635,476	4,335,434
RESULTS						
Segment results	181,916	96,748	203,641	18,352	40,082	540,739
Unallocated corporate expenses						(13,525)
Interest income						18,316
Share of results of associates	2,724	–	(2)	–	(5,709)	(2,987)
Share of results of jointly controlled entities	3,772	–	9,102	–	–	12,874
Finance costs						(79,887)
Profit before taxation						475,530
Income tax expenses						(110,443)
Profit for the year						365,087

Inter-segment revenue are charged at prices determined by management with reference to market prices.

Assets and liabilities

As at 31st March 2006

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property HK$'000	Computer and information technology HK$'000	Food and beverage and others HK$'000	Consolidated HK$'000
ASSETS						
Segment assets	1,795,855	1,779,404	2,370,050	183,557	505,612	6,634,478
Interests in associates	9,542	–	652	–	20,817	31,011
Interests in jointly controlled entities	12,367	–	218,949	–	–	231,316
Unallocated corporate assets						38,915
Consolidated total assets						6,935,720
LIABILITIES						
Segment liabilities	1,075,793	427,975	149,943	74,937	43,013	1,771,661
Unallocated corporate liabilities						2,176,368
Consolidated total liabilities						3,948,029

Other information

Year ended 31st March 2006

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property HK$'000	Computer and information technology HK$'000	Food and beverage and others HK$'000	Consolidated HK$'000
Capital expenditure	71,020	5	18,450	18,256	27,317	135,048
Depreciation and amortisation	47,813	90	35,932	1,548	13,025	98,408
Net (gain)/loss on disposal of property, plant and equipment, and prepaid lease payments	400	2	1,394	(6,344)	20	(4,528)
Impairment loss on intangible assets	3,286	–	–	–	–	3,286
Impairment losses on available-for-sale investments	–	2,466	–	–	–	2,466

Geographical segments

The Group's operations in construction and engineering are located in Hong Kong, Macau, Mainland China, Singapore and Europe and Australia. Property investment and hotel operations are mainly carried out in Hong Kong, Mainland China and Canada. Insurance and investment business is conducted in Hong Kong. Sales and servicing of IT equipment and business machines are mainly carried out in Hong Kong, Mainland China, Singapore and Thailand. Food and beverages business are carried out in Hong Kong, Singapore and Mainland China. Motor vehicles trading and other trading are carried out in Canada and USA, respectively.

	Revenue by geographical market			
	2007		2006	
	HK$'000	*%*	*HK$'000*	*%*
Hong Kong	**2,717,761**	**58**	2,548,339	59
Europe	**465,607**	**10**	367,336	8
Macau	**424,475**	**9**	186,195	4
Canada	**411,363**	**9**	357,380	8
Australia	**173,302**	**4**	111,656	3
Singapore	**155,346**	**3**	157,991	4
Mainland China	**132,801**	**3**	419,363	10
U.S.A.	**106,872**	**2**	102,866	2
Thailand	**72,764**	**2**	65,826	2
Others	**4,946**	**–**	18,482	–
	4,665,237	**100**	4,335,434	100

The following is an analysis of the carrying amounts of segment assets and capital expenditures analysed by geographical area in which the assets are located:

	Carrying amounts of segment assets		**Capital expenditures**	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**3,576,789**	3,888,336	**69,778**	59,662
Europe	**575,336**	498,671	**49,923**	33,334
Macau	**131,892**	39,343	**1,249**	1,188
Canada	**282,244**	249,485	**1,136**	13,349
Australia	**288,727**	182,448	**26,275**	12,400
Singapore	**306,038**	298,940	**3,639**	2,577
Mainland China	**1,084,441**	963,673	**17,170**	11,294
U.S.A.	**209,068**	229,356	**37**	52
Thailand	**52,973**	52,739	**67**	910
Others	**333,772**	231,487	**133**	282
	6,841,280	6,634,478	**169,407**	135,048

3 Other income, net

	2007	2006
	HK$'000	*HK$'000*
Gain on investments at fair value through profit or loss	**90,179**	111,593
Gain/(loss) on derivative financial instruments	**22,222**	(8,514)
Interest from bank deposits	**14,263**	18,316
Interest from amounts due from associates	**735**	2,073
Interest from amounts due from jointly controlled entities	**2,900**	–
Commission income	**4,429**	2,657
	134,728	126,125

4 Other gain, net

	2007	2006
	HK$'000	*HK$'000*
Increase in fair value of investment properties	**53,362**	30,709
Fair value gain on derivative component of convertible bonds	**26,489**	–
Discount on acquisition of subsidiaries	**–**	9,362
Bad debts recovered	**7,636**	5,067
Net gain on disposal of property, plant and equipment	**7,406**	4,528
Gain on disposal of jointly controlled entitles	**19,714**	–
Exchange gain	**9,712**	5,979
Impairment loss on available-for-sale investments	**(1,473)**	(2,466)
Impairment loss on goodwill	**(5,000)**	(3,286)
Impairment loss on property, plant and equipment	**(13,754)**	–
Impairment loss on prepaid lease payment	**(1,628)**	–
Impairment loss on intangible asset	**(2,157)**	–
	100,307	49,893

5 Profit before taxation

	2007 *HK$'000*	2006 *HK$'000*
Profit before taxation has been arrived at after charging:		
Depreciation on property, plant and equipment	**86,576**	84,445
Less: Amount capitalised to contract work	**(147)**	(3,954)
	86,429	80,491
Auditors' remuneration	**8,674**	7,902
Staff costs	**827,420**	737,679
Less: Amount capitalised to contract work	**(58,032)**	(69,850)
	769,388	667,829
Operating lease payments in respect of leasing of		
– Premises (minimum lease payments)	**78,267**	53,069
– Premises (contingent rent)	**7,476**	4,616
– Others	**14,027**	7,112
	99,770	64,797
Amortisation of prepaid lease payments	**11,743**	10,642
Amortisation of intangible assets	**3,603**	3,321
Write down of properties for sale to net realisable value, net	**10,058**	3,930
Write down of inventories to net realisable value	**3,674**	2,763
and crediting:		
Gross rental income from properties of HK$45,450,000 (2006: HK$41,526,000) less direct operating expenses	**28,626**	27,546
Income from leasing of equipment	**4,948**	5,412

6 Income tax expenses

	2007 *HK$'000*	2006 *HK$'000*
Current tax		
Hong Kong	**35,096**	29,365
Overseas	**18,947**	86,967
	54,043	116,332
Deferred taxation	**12,810**	(5,889)
	66,853	110,443

Hong Kong profits tax is calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Overseas taxation including Mainland China income tax and land appreciation tax are calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

7 Dividends

	2007	2006
	HK$'000	*HK$'000*
Interim dividend of HK$0.20 (2006: HK$0.20) per share paid	**55,716**	55,716
Special dividend of HK$nil (2006: HK$0.18) per share paid	**–**	50,145
Final dividend of HK$0.30 (2006: HK$0.30) per share proposed	**83,575**	83,575
	139,291	189,436

A final dividend of HK$0.30 (2006: HK$0.30) per share, totaling HK$83,575,000 (2006: HK$83,575,000), has been proposed by the directors of the Company and is subject to approval by the shareholders in the forthcoming annual general meeting.

8 Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007	2006
	HK$'000	*HK$'000*
Profit attributable to equity holders of the Company	**317,869**	330,973
	Number of shares	Number of shares
	'000	*'000*
Weighted average number of ordinary shares in issue	**278,582**	278,582
Basic earnings per share (HK$)	**1.14**	1.19

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company's dilutive potential ordinary shares are derived from the convertible bonds. The convertible bonds are assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect. The number of shares calculated as below is compared with the number of shares that would have been issued assuming the exercise of the convertible bonds.

	2007 *HK$'000*	2006 *HK$'000*
Profit attributable to equity holders of the Company	**317,869**	330,973
Interest expense on convertible bonds	**25,965**	–
Fair value gain on the derivative component of convertible bonds	**(26,489)**	–
Profit used to determine diluted earnings per share	**317,345**	330,973

	Number of shares *'000*	Number of shares *'000*
Weighted average number of ordinary shares in issue	**278,582**	278,582
Adjustments for convertible bonds	**26,656**	–
Weighted average number of ordinary shares for diluted earnings per share	**305,238**	278,582
Diluted earnings per share (HK$)	**1.04**	1.19

9 Debtor, deposits and prepayments

	2007 *HK$'000*	2006 *HK$'000*
Trade debtors	**633,973**	586,024
Less: allowance of doubtful debts	**(27,704)**	(48,014)
	606,269	538,010
Other debtors, deposits and prepayments	**431,579**	418,276
Retention receivables	**133,076**	122,879
	1,170,924	1,079,165

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days. The ageing analysis of the Group's trade debtors is as follows:

	2007 *HK$'000*	2006 *HK$'000*
0 – 60 days	**515,630**	436,092
61 – 90 days	**18,763**	33,989
Over 90 days	**71,876**	67,929
	606,269	538,010

10 Creditors, bills payable, deposits and accruals

	2007 HK$'000	2006 HK$'000
Trade creditors and bills payable	**412,607**	368,267
Consideration payable for the acquisition of certain interest in a jointly controlled entity	**51,475**	48,927
Accrued for contract cost	**136,356**	254,000
Retention payable	**99,305**	95,993
Other creditors, deposits and accruals	**478,403**	473,685
	1,178,146	1,240,872

The following is an ageing analysis of trade creditors and bills payable at the balance sheet date:

	2007 HK$'000	2006 HK$'000
0 – 60 days	**373,697**	281,300
61 – 90 days	**6,834**	7,834
Over 90 days	**32,076**	79,133
	412,607	368,267

11 Contingent liabilities

At the balance sheet date, the Group had contingent liabilities in respect of guarantees issued for:

	2007 HK$'000	2006 HK$'000
Banking facilities granted to jointly controlled entities	**95,950**	–
Banking facilities granted to associates	**43,520**	110,468
	139,470	110,468

12 Capital commitment

	2007 HK$'000	2006 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of		
– acquisition of jointly controlled entities	–	15,674
– acquisition of property, plant and equipment	**5,952**	8,642
	5,952	24,316
Capital expenditure authorised but not contracted in the financial statements in respect of acquisition of property, plant and equipment	**664**	–
	6,616	24,316

The Group's share of the capital commitment of its jointly controlled entities is as follows:

	2007	2006
	HK$'000	*HK$'000*
Contracted for but not provided	**146,813**	51,306
Authorised but not contracted for	**252,004**	451,290
	398,817	502,596

In addition, at 31st March 2007, the Group has committed to acquire the remaining 51% of the issued share capital of its associate, Sinochina Enterprises Limited ("SEL") from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become wholly-owned subsidiary of the Group. The consideration is based on the forthcoming performance of SEL and its subsidiaries and associates for the year ended 31st December 2008. The aggregate consideration including the purchase price paid for the 49% issued share capital of SEL shall not exceed HK$200 million.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK$0.30 (2006: HK$0.30) per share payable to shareholders whose names appear on the Register of Members of the Company on Wednesday, 29th August 2007. Together with the interim dividend of HK$0.20 (2006: HK$0.20 and a special dividend of HK$0.18) per share paid in January 2007, the total dividends for the year amounted to HK$0.50 (2006: HK$0.68) per share, representing a dividend payout of 43.8%. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be distributed and paid on or about Thursday, 6th September 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 23rd August 2007 to Wednesday, 29th August 2007, both days inclusive, during which period no transfer of shares will be effected. To qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 22nd August 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group operates the following core businesses – construction and engineering, insurance and investment, property, food and beverage, information technology and others.

Construction and Engineering

During the year, revenue of this segment improved by 19 % to HK$3,003 million bolstered by an increase in business volume of the aluminium windows and curtain wall, environmental engineering and pipe technologies divisions and new projects secured in Macau by the electrical and mechanical ("E&M") engineering division. Overall profit of the segment increased by only 2.3% to HK$186 million mainly as a result of setback experienced by the pipe technologies business. The total value of major contracts on hand of the segment exceeds HK$3.2 billion.

While its revenue was steady, the building construction division contributed more profit than last year as several projects undertaken in previous years were closed during the financial year. Apart from Hong Kong, the Group has expanded its business to Macau and won a sizable contract during the year to build the distinctive residential property "The Praia". The 56-storey "The Praia" consisting of 4 blocks with over 1,200 units is expected to be completed at the end of 2008. Other major contracts in progress during the year included:

- The Hong Kong Jockey Club Enterprise Centre at the Hong Kong University of Science and Technology

- Hong Kong Community College Development at the Hong Kong Polytechnic University

- An international school at Ma On Shan for the English Schools Foundations

- Two primary schools in Area 13, Yuen Long, the New Territories

Encountering keen competition in the market, the lifts and escalators division strived hard to maintain its profit contribution. The division also continued to reinforce its foothold in other markets including Macau and Mainland China. Major projects on hand in Macau and Mainland China included supply and installation of over 50 sets of lifts and escalators for the Macau Galaxy Mega Resort & Casino, and supply and installation to hotel and office building in Chengdu and Dalian.

The aluminium windows and curtain wall division, which provides a full range services including design, renovation, engineering management and installation of curtain walls, had satisfactory performance during the year. The division also ventured into other overseas markets such as Australia and Japan, aiming to replicate in the new markets the success it has had in existing markets. Major contracts in progress during the year included:

- Tower 21, Union Square of Kowloon Station

- Millenium City Phase 6

- Kowloon Bus Depots in Mei Fu

- Hongkong Sanatorium Hospital Phase 3

- MGM Grand Hotel in Macau

E&M division obtained many new contracts in Macau, including the Galaxy Resort and Casino in Cotai City and Grand Lisboa Hotel and Casino. Air conditioning works for Wynn Resorts Phase I in Macau were completed in September 2006, while the works of its expansion phase commenced during the year.

As mentioned in the Interim Report, the overall performance of pipe technology business had been less than satisfactory. Investment was increased in sales and marketing in existing markets to fuel revenue growth. Profitability was adversely affected by such increased investment and slower-than-expected growth of the Asian market. However, having made those investments and through tightened cost control measures, the Group expects the overall performance of the division to improve in coming years by realizing the intangible value from its sales network and its portfolio of proprietary technologies.

Insurance and Investment

During the year, profit of this segment improved substantially to HK$ 150 million, attributable to the thriving global investment market. For the investment and asset management division, it holds a well-balanced investment portfolio comprising equity, fixed income and structured deposits. The management will continue to ensure the division adopts a balanced approach to generate stable income and capture reasonable medium to long-term returns from its investments. Performance of the insurance underwriting business in Hong Kong was still under pressure from the cut-throat competition in the industry. To aid exploring of business opportunities, in addition to its representative office in Beijing, the insurance division opened a representative office in Ho Chi Minh City, Vietnam in October 2006. It targets also to establish presence in Macau.

Property

Revenue and profit of this segment declined to HK$305 million and HK$135 million, respectively. The substantial decrease in revenue was due to the absence this year of the HK$254 million one-off proceed from the disposal of part of the units in Chevalier Place, Shanghai last year. However, the significant improvement achieved by the cold storage operation had benefited the segment's overall results. The strong performance of the Group's cold storage business reflected increasing demand fuelled by growing import and export activities in Hong Kong.

After the disposal of approximately two-third of the investment property in Shanghai, the Group shifted to focusing on property development projects in emerging cities such as Chengdu, Hefei and Shenzhen. During the year, the Group had made good progress with its various property development projects. Phase I of the villa development in Beijing "My Villa" was well received by the market with more than 80% of the villas for pre-sale quickly swept up by buyers. Construction of Chevalier Tower, a residential and commercial project in Chengdu, has been very smooth and pre-sale was planned for the second half of 2007. The foundation work for a Shenzhen project was almost completed and construction work will commence soon. Land reclamation for the Hefei project, Hua Qiao Plaza, is in progress and the commercial project in Dongguan was disposed of during the year for proceeds of HK$45 million. The property division will continue to actively seek development opportunities in the Mainland China.

The property management division provides management services for commercial and industrial buildings, residential units, shopping arcades, car parks and other amenities in buildings of total floor area over 2 million sq. m. in Hong Kong. It will also provide services to the Group's property development projects in various cities, such as the Chevalier Place in Shanghai, when they are completed.

Food & Beverage, IT and Others

Revenue and profit from the IT segment declined to HK$479 million and HK$10.9 million respectively, largely due to the recall of defective notebook computer batteries and the delay in the introduction of a new operating system for notebook computers.

However, the performance of Pacific Coffee was encouraging. A total of 17 outlets were added to its shop network during the financial year. Bearing initial set up costs, performance of the food and beverage operations in Beijing and Shanghai were affected. To capture business riding on the flourishing coffee drinking culture in Mainland China and taking into consideration the growingly competitive market environment, the Group will endeavor to secure good locations for its stores at affordable rental in expanding its coffee shop chain. Learning from our experience in the Mainland China last year, we will adjust our strategy and focus on selecting and opening new stores at prime locations.

With the acquisition of 49% stake in Igor's Group completed on 31st January 2007, the Group's food and beverage business now has a much strengthened portfolio for reaping benefits in the fast growing and lucrative western lifestyle food and beverage market in Hong Kong.

Performances of our car dealership business in Canada and food trading in the USA are satisfactory, and these businesses recorded improvement in both revenue and profit contribution.

Subsequent to the year end, the Group acquired all interests in the computer and information communication technology segment owned by its listed subsidiary, Chevalier Pacific Holdings Limited ("CPHL"). The move was in line with the stated objective of CPHL to focus on food and beverage business and had helped to maximize the Group's investment value in CPHL, as reflected in share price of CPHL after the transfer.

DISCLOSURE PURSUANT TO RULE 13.16 OF THE LISTING RULES

Financial assistance given to, and guarantees given for banking facilities granted to, affiliated companies by the Company and/or its subsidiaries as at 18th July 2007 in aggregate exceed the relevant percentage ratios of 8% under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"). In accordance with the requirements under Rule 13.16 of the Listing Rules, the Directors of the Company announce the details of such financial assistance and guarantees.

Affiliated Companies	% Held	Advances (HK$ Million)	Committed Injection (HK$ Million)	Guarantees for Banking Facilities Granted (HK$ Million)	Guarantees for Banking Facilities Utilised (HK$ Million)	Notes
K2 Printing Company Limited	49%	–	–	88	32.545	5
Shenzhen Chevalier Golden Peak Real Estate Development Co., Ltd	46%	80.886	–	183.6	40.8	1,4
Chengdu Chevalier Property Development Limited	49%	177.578	65.59	132.6	132.6	2,4,6
Qi Yang Chevalier Investment Company Limited	40%	3.875	–	–	–	1,5
Sichuan Qi Yang Motor Services Company Limited	38%	1.163	–	–	–	3,5
Sichuan Qi Yang Motor Trading Company Limited	36%	5.790	–	–	–	3,5

Notes:

1. The advances were interest free, unsecured and had no fixed repayment term.

2. Included in the advances, HK$122.538 million had no fixed repayment term while HK$55.04 million were repayable on demand. All these advances were interest free and unsecured.

3. The advances carried interest at a rate of 6.2% per annum, were unsecured and repayable on demand.

4. These are jointly controlled companies which are recorded in the consolidated accounts of the Company using the equity method of accounting.

5. These are associate companies which are recorded in the consolidated accounts of the Company using the equity method of accounting.

6. The committed injection will be funded by cash generated from operating activities.

None of the remaining shareholders of the above affiliated companies are connected persons of the Company (as defined under the Listing Rules).

The total amount of financial assistance and guarantees given for banking facilities to the affiliated companies of the Company by the Group as at 18th July 2007 represented a percentage ratio of approximately 10.2% of the Group's total assets as at 31st March 2007 under Rule 14.07(1) of the Listing Rules. In accordance with the requirements of Rule 13.16 of the Listing Rules, the Company is required to announce the details of such financial assistance and guarantees. The Company will fulfill the continuing disclosure obligation under Rule 13.22 of the Listing Rules in subsequent interim and annual reports.

FINANCIAL REVIEW

As at 31st March 2007, the Group's total net assets attributable to equity holders of the Company amounted to HK$2,993 million (2006: HK$2,721 million), an increase of HK$272 million or 10% when compared with 2006. At the balance sheet date, the Group's bank and other borrowings amounted to HK$2,027 million (2006: HK$1,997 million). Cash and deposit at bank including fixed and structured deposits amounted to HK$1,111 million (2006: HK$961 million).

EMPLOYEES AND REMUNERATION POLICIES

The Group employed approximately 4,400 full time staff globally as at 31st March 2007. Total staff costs amounted to approximately HK$827 million for the year ended 31st March 2007. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee has reviewed the audited financial results of the Group for the year ended 31st March 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules throughout the year ended 31st March 2007, with deviations from code provision A.4.1 which has already been stated in the Company's interim report for the period ended 30th September 2006.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The annual results announcement of the Company for the year ended 31st March 2007 is published on the Stock Exchange's website at http://www.hkex.com.hk under "Latest Listed Company Information" and the Company's website at http://www.chevalier.com. The annual report of the Company for the year ended 31st March 2007 will be despatched to the shareholders and published on the above websites in due course.

APPRECIATION

On behalf of the Board of Directors, I would like to thank all staff members for their dedication and diligence, and my fellow directors for their support and contribution in the past year.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 18th July, 2007

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman and Managing Director), Messrs Kuok Hoi Sang (Vice Chairman and Managing Director), Tam Kwok Wing (Deputy Managing Director), Chow Vee Tsung, Oscar, Fung Pak Kwan, Kan Ka Hon and Ho Chung Leung. The Independent Non-Executive Directors of the Company are Dr Chow Ming Kuen, Joseph, Mr Li Kwok Heem, John and Mr Sun Kai Dah, George.

website: http://www.chevalier.com

* *For identification purpose only*

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 025)

FORM OF PROXY
FOR THE 2007 ANNUAL GENERAL MEETING

I/We ____

of ____

being the registered holder(s) of ______________________________ shares of HK$1.25 each in the capital of CHEVALIER INTERNATIONAL HOLDINGS LIMITED ("the Company"), hereby appoint ____

of ____,

or failing him, the Chairman of the Meeting as my/our proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 29th August, 2007 at 3:30 p.m. and at any adjournment thereof on the undermentioned resolutions as indicated and if no such indication is given as my/our proxy thinks fit:

	ORDINARY RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2007.		
2.	To declare a final dividend.		
3.	(a) (i) To re-elect Mr CHOW Vee Tsung, Oscar as Director.		
	(ii) To re-elect Mr KAN Ka Hon as Director.		
	(iii) To re-elect Mr HO Chung Leung as Director.		
	(iv) To re-elect Mr LI Kwok Heem, John as Director.		
	(b) To authorize the Board of Directors to fix the remuneration of the Directors.		
4.	To re-appoint PricewaterhouseCoopers as auditors of the Company and authorize the Board of Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to allot, issue and deal with additional shares of the Company.		
6.	To grant a general mandate to the Directors to repurchase shares of the Company.		
7.	To extend the general mandate to the Directors to allot, issue and deal with additional shares of the Company.		

Signature: ______________________ Date: ______________________

Notes:

(1) Full name(s) and address must be inserted in BLOCK CAPITALS.

(2) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3) Please indicate with an "X" in the relevant box how you wish the proxy to vote on your behalf. If this form of proxy is returned without any indication, you will be deemed to have authorized your proxy to vote or abstain from voting as he thinks fit.

(4) Any alteration made to this form of proxy must be initialled.

(5) Any member entitled to attend and vote is entitled to appoint proxy(ies) to attend instead of him and to vote on a poll. A proxy need not be a member of the Company.

(6) If the shareholder is a corporation, this form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorized on its behalf.

(7) In the case of joint shareholder, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.

(8) To be valid, this form of proxy together with the power of attorney or other authority, if any, under which it is signed must be completed and deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at the 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting thereof.

* *For identification purpose only*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

二零零七年度股東週年大會
代表委任表格

本人／吾等 ______________________________

地址為 ______________________________

為CHEVALIER INTERNATIONAL HOLDINGS LIMITED（「本公司」）股本中每股面值港幣1.25元之股份

共 ______________________________ 股之登記持有人，

現委任 ______________________________

地址為 ______________________________，

或如其未克出席，則委任主席為本人／吾等之代表，代表本人／吾等出席本公司於二零零七年八月二十九日(星期三)下午三時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之股東週年大會及其任何續會，並於該大會及其任何續會上按照下列指示就下列決議案投票；倘無指示，則本人／吾等之代表可酌情投票：

	普通決議案	贊成	反對
一、	省覽截至二零零七年三月三十一日止年度之經審核財務報表及董事會報告書與核數師報告書。		
二、	宣佈派發末期股息。		
三、	(甲)(i) 重選周維正先生為董事。		
	(ii) 重選簡嘉翰先生為董事。		
	(iii) 重選何宗樑先生為董事。		
	(iv) 重選李國謙先生為董事。		
	(乙)授權董事會釐定董事酬金。		
四、	續委聘羅兵咸永道會計師事務所為本公司核數師，並授權董事會釐定其酬金。		
五、	授予董事會一般性授權配發、發行及處理本公司之額外股份。		
六、	授予董事會一般性授權購回本公司之股份。		
七、	擴大授予董事會一般性授權配發、發行及處理本公司之額外股份。		

簽署：______________________　　日期：______________________

附註：

(1) 請用正楷填寫全名及地址。

(2) 請填上以 閣下名義登記之股份數目。如未有填上股份數目，則本代表委任表格將被視為與 閣下名義登記之所有本公司股本中之股份有關。

(3) 請在有關空格內填上「X」號，以指示 閣下之代表應如何代表 閣下投票。倘交回之代表委任表格並無任何上述指示，則 閣下將被視為授權 閣下之代表酌情自行投票或放棄投票。

(4) 代表委任表格上之每項更改，均須簡簽示可。

(5) 任何有權出席投票之股東均可委派一位或多位代表代其出席，並於投票表決時代為投票。受委代表毋須為本公司之股東。

(6) 如股東為公司，則本代表委任表格必須加蓋公司印鑑，或經由公司負責人或正式授權之人士代表簽署。

(7) 如屬聯名股東，排名較前之股東(不論親自或委派代表)投票後，其他聯名股東再無投票權。就此而言，排名先後乃按股東名冊內之排名次序而定。

(8) 代表委任表格連同簽署人之授權書或其他授權文件(如有)，須於大會或其任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓，方為有效。

* *僅供識別*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

DISCLOSEABLE TRANSACTION

Financial adviser to Chevalier International Holdings Limited

VXL FINANCIAL SERVICES LIMITED
卓越企业融资有限公司

(to be re-named as Optima Capital Limited)

10 August 2007

* *For identification purpose only*

CONTENTS

In this circular, the following expressions have the meanings as set out below unless the context requires otherwise:

"Agreements"	the Subscription Agreement and the JV Agreement
"Board"	the board of Directors
"Changchun New Star"	長春新星宇聖馳房地產開發有限責任公司 (Changchun New Star Universe Sheng Chi Real Estate Development Co. Ltd. **) established under the laws of the PRC and which will be transformed into a sino-foreign equity joint venture company pursuant to the JV Agreement
"Company"	Chevalier International Holdings Limited (Stock code: 25), an exempted company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"connected person(s)"	has the meaning ascribed to it in the Listing Rules
"Completion"	date of completion of the Subscription Agreement
"CPHL"	Chevalier Pacific Holdings Limited (Stock code: 508), an exempted company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"JV Agreement"	the sino-foreign joint venture agreement dated 19 July 2007 made between the JV parties relating to the formation of Changchun New Star as a sino-foreign joint venture enterprise under the laws of the PRC
"JV Board"	the board of Changchun New Star
"JV Parties"	collectively, VLL and NSUC
"Latest Practicable Date"	7 August 2007, being the latest practicable date prior to the printing of this circular for ascertaining information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NSUC"	新星宇建設有限責任公司 (New Star Universe Construction Development Co. Ltd. **), a company established under the laws of the PRC with limited liability

"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region and Taiwan for the purpose of this circular
"PRC GAAP"	the General Accepted Accounting Principles of the PRC
"Redevelopment Project"	the residential redevelopment project of Changchun New Star involving the redevelopment of the shanty areas at Fan Jia Dian, Lu Yuan District in Changchun City, Jilin Province, the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	the shareholders of the Company
"Shares"	ordinary share(s) of HK$1.25 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the proposed subscription by VLL of 96% equity interest in the enlarged registered capital of Changchun New Star pursuant to the Subscription Agreement
"Subscription Agreement"	the agreement relating to the increase in capital of Changchun New Star dated 19 July 2007 made between the JV Parties by way of the Subscription
"VLL"	Victoria Link Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"mu"	refers to the PRC measurement units of land area, and one mu is equivalent to approximately 666.67 sq. m.
"RMB"	Renminbi, the lawful currency of the PRC
"sq. m"	square metres
"%"	per cent

* *the Chinese name is for identification only*

** *the English translation of the Chinese name is for identification purpose only*

The exchange rate of RMB1.00 to HK$1.03 used in this circular is for reference only.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

Executive Directors:
Chow Yei Ching *(Chairman and Managing Director)*
Kuok Hoi Sang *(Vice Chairman and Managing Director)*
Tam Kwok Wing *(Deputy Managing Director)*
Chow Vee Tsung, Oscar
Fung Pak Kwan
Kan Ka Hon
Ho Chung Leung

Independent non-executive Directors:
Chow Ming Kuen, Joseph O.B.E., J.P.
Li Kwok Heem, John
Sun Kai Dah, George

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

10 August 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 24 July 2007, the Company announced that VLL, a wholly-owned subsidiary of the Company, entered into the Agreements on 19 July 2007 after the trading hours with NSUC whereby VLL agreed to subscribe for such new registered capital of Changchun New Star representing 96% of the total equity interests of Changchun New Star after the increase in the registered capital of it, in the total subscription amount of RMB192 million (equivalent to approximately HK$197.8 million). Upon Completion, Changchun New Star will be owned by VLL and NSUC in the proportion of 96% and 4% respectively. The business activities of Changchun New Star are property development and sale operations. It is the approved developer for the Redevelopment Project located at Changchun City, Jilin Province, the PRC.

The total investment amount of Changchun New Star will be approximately RMB375 million (equivalent to approximately HK$386.3 million). The enlarged registered capital of Changchun New Star will be RMB200 million (equivalent to approximately HK$206 million).

The purpose of this circular is to provide you with further details of the Subscription and other information required under the Listing Rules.

* *For identification purpose only*

THE AGREEMENTS BOTH DATED 19 JULY 2007

Parties:

(i) 新星宇建設有限責任公司, (New Star Universe Construction Development Co. Ltd. **), i.e. NSUC, which is independent and is not connected with the Company and its connected person, as defined in the Listing Rules; and

(ii) Victoria Link Limited, i.e. VLL, a wholly-owned subsidiary of the Company.

To the best of the Directors' knowledge, information and belief and after making all reasonable enquiries, NSUC and its ultimate beneficial owners are third parties independent of the Company and its connected persons, as defined under the Listing Rules.

There is also no prior transaction and relationship with each of NSUC and each of its ultimate beneficial owners which require aggregation under Rule 14.22 of the Listing Rules.

Pursuant to the Subscription Agreement, NSUC will increase the registered capital of Changchun New Star from RMB8 million (equivalent to approximately HK$8.2 million) to RMB200 million (equivalent to HK$206 million); and VLL agreed to subscribe for the entire increased portion of the registered capital of Changchun New Star of RMB192 million (equivalent to approximately HK$197.8 million) in cash.

INFORMATION ON CHANGCHUN NEW STAR

Changchun New Star was established on 23 August 2006 under the PRC laws to engage in development and sale of properties. At present, Changchun New Star is 100% owned by NSUC with a registered capital of RMB8 million (equivalent to approximately HK$8.2 million).

Pursuant to the Subscription Agreement, Changchun New Star will enlarge its registered capital to RMB200 million (equivalent to approximately HK$206 million) by way of subscription by VLL of new capital of RMB192 million (equivalent to approximately HK$197.8 million) into Changchun New Star in cash. Upon Completion and subject to the approval of the relevant PRC regulatory authorities of the JV Agreement and the articles of association of Changchun New Star, Changchun New Star will become a sino-foreign joint venture company under the laws of the PRC and the term of the joint venture shall be 30 years from the date of issue of the business license of Changchun New Star as a sino-foreign joint venture enterprise. Changchun New Star is the approved developer for the Redevelopment Project located at Changchun City, Jilin Province, the PRC. The Redevelopment Project involves the redevelopment of certain shanty areas at Fan Jia Dian, Lu Yuan District of the Changchun City in the PRC. The redevelopment has a site area of 766 mu which is planned to be developed as a residential apartment complex with a total floor area of not less than approximately 766,050 sq. m.

The Changchun New Star financial statements were prepared under the PRC GAAP. As at 30 June 2007, the audited net asset value of Changchun New Star was amounted to approximately RMB7.2 million (equivalent to approximately HK$7.4 million): and the aggregate unaudited net loss attributable to Changchun New Star for the period from the date of establishment i.e. 23 August 2006 to 31 December 2006 is as follows:

	2006
	RMB
Unaudited net loss before taxation and extraordinary items	(344,818)
Unaudited net loss after taxation and extraordinary items	(344,818)

Information on the JV Parties

VLL is an investment holding company incorporated on 26 June 2007 in Hong Kong with limited liability, and is a wholly owned subsidiary of the Company.

NSUC is a company established on 29 December 2005 under the PRC laws and is principally engaged in properties development.

Total investment and registered capital of Changchun New Star

The total investment amount of Changchun New Star after transformation as a sino-foreign joint venture will be RMB375 million (equivalent to approximately HK$386.3 million), which shall be the maximum investment amount to be made towards Changchun New Star by the JV Parties under the laws of the PRC. The possible funding arrangements and obligations of the JV Parties in respect of the part of the total investment amount in excess of the registered capital is further described in the paragraph below as well as the section headed "Funding" below. The enlarged registered capital of Changchun New Star will be RMB200 million (equivalent to approximately HK$206 million), of which RMB192 million (equivalent to approximately HK$197.8 million) will be subscribed by VLL as new capital in cash and the remaining RMB8 million (equivalent to approximately HK$8.2 million) represents the existing registered capital already owned by NSUC as at the date of this circular. Accordingly, VLL and NSUC will hold 96% and 4% respectively of the enlarged registered capital of Changchun New Star. The profits derived from Changchun New Star are to be shared in proportion to the JV Parties' contributions to the registered capital of Changchun New Star.

The remaining balance of RMB175 million (equivalent to approximately HK$180.3 million) of the total investment amount of Changchun New Star will be either funded by financing from financial institutions or as loans by the JV Parties, as approved by the JV Board from time to time. Pursuant to the JV Agreement, if Changchun New Star raises borrowings from any financial institutions, the JV Parties are obliged to provide guarantees or other security, as and when required by such financial institution, in proportion to their contributions to the registered capital of Changchun New Star.

Pursuant to the Subscription Agreement, VLL is obliged to make an initial contribution of RMB48 million (equivalent to approximately HK$49.4 million) to Changchun New Star, representing 25% of the subscription money payable by VLL to Changchun New Star, prior to the issuance of the business licence of Changchun New Star as a sino-foreign joint venture enterprise. The remaining balance of RMB144 million (equivalent to approximately HK$148.3 million) shall be paid by VLL within 6 months after the issuance of the aforesaid business licence of Changchun New Star. The issuance of the business licence is subject to the approval of the relevant PRC regulatory authority.

Save for the requirements to obtain necessary PRC governmental and regulatory approvals for the Agreements and transactions contemplated therein, there is no other conditions precedent to the Agreements. The Company shall have no obligation to complete the Agreements if the requisite PRC governmental and regulatory approvals not obtained.

The Directors (including the independent non-executive Directors) consider that the terms and conditions of the Agreements, including the subscription money payable by VLL under the Subscription Agreement and the payment terms are fair and reasonable and on normal commercial terms. The Directors also consider that the Subscription in relation to the Redevelopment Project is in the ordinary and usual course of business of the Company and in the interest of the Company and the Shareholders as a whole.

Representation of the JV Board

The JV Board comprises five directors. NSUC is entitled to appoint one director and VLL is entitled to appoint four directors and the chairman of the JV Board shall be one of the representatives of VLL.

REASONS FOR THE AGREEMENTS

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance, property development and investment, computer and information technology and food and beverages. The Company currently has operations in China, South East Asia, Europe, North America, Australia and the Middle East. In particular, the Company's presence in the PRC property market includes cities such as Shanghai, Chengdu, Beijing, Shenzhen, Hefei etc.

The purpose of the Agreement is to enable the JV Parties to form a joint venture for the Redevelopment Project. The Redevelopment Project will expand the Company's presence in the PRC property market and is expected to add value to the Company in that the Directors believe the Redevelopment Project will contribute to the revenue and earnings growth of the Group in future.

FUNDING

The contribution to the registered capital of Changchun New Star by VLL was agreed upon after arm's length negotiations between the JV Parties, and is to be funded from internal resources of the Company and/or bank borrowings. No final decision has been made in respect of the split at present. However, the Directors confirm that once if there is any further funding made to the Changchun New Star in relation to the Redevelopment Project, the Company will make further announcement and will fully comply with the relevant reporting and disclosure requirements in the Listing Rules as and when appropriate. Pursuant to the Subscription Agreement, any further funding contribution to Changchun New Star will be in proportion to their shareholding in Changchun New Star.

FINANCIAL EFFECTS OF THE SUBSCRIPTION

The Subscription will be satisfied in cash from the Group's internal resources. Upon Completion, the Company will hold 96% equity interest in Changchun New Star. As a result, Changchun New Star will become a subsidiary of the Company and their financials will be consolidated into the Group. The Company considers that the Subscription does not have any material impact on the assets and liabilities of the Company.

GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries and that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

(a) Interests in the Company – Shares (long position)

Name of Directors	Capacity	Number of Shares Personal interests	Family interests	Total	Approximate percentage of interest (%)
Chow Yei Ching	Beneficial owner	153,012,359#	—	153,012,359	54.93
KUOK Hoi Sang	Beneficial owner	98,216	—	98,216	0.04
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
FUNG Pak Kwan	Beneficial owner	93,479	—	93,479	0.03
KAN Ka Hon	Beneficial owner	29,040	—	29,040	0.01
HO Chung Leung	Beneficial owner	40,000	—	40,000	0.01

\# Dr. Chow Yei Ching beneficially owned 153,012,359 Shares, representing approximately 54.93% of the Shares. These Shares were same as those shares disclosed in the section "Substantial Shareholders' interests in securities" below.

(b) Interests in associated corporation – shares (long position)

Name of Directors	Associated corporation	Capacity	Number of ordinary shares Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
Chow Yei Ching	CPHL	Interest of controlled corporation	–	107,822,933*	–	107,822,933	50.02
KUOK Hoi Sang	CPHL	Beneficial owner	2,400,000	–	–	2,400,000	1.11
TAM Kwok Wing	CPHL	Beneficial owner	400,000	–	10,400	410,400	0.19
FUNG Pak Kwan	CPHL	Beneficial owner	2,580,000	–	–	2,580,000	1.20
KAN Ka Hon	CPHL	Beneficial owner	451,200	–	–	451,200	0.21

* Dr. Chow Yei Ching had notified CPHL that under the SFO, he was deemed to be interested in 107,822,933 shares in CPHL which were all held by the Company as Dr. Chow beneficially owned 153,012,359 Shares, representing approximately 54.93% of the Shares.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or were required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial Shareholders' interests in securities

As at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO)

which had been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholders	Capacity	Number of Shares held	Number of underlying Shares held (under equity derivatives of the Company)	Approximate percentage of interest (%)
Chow Yei Ching	Beneficial owner	153,012,359(L)	—	54.93(L)
Miyakawa Michiko	Beneficial owner	153,012,359(L) *(Note 1)*	—	54.93(L)
The Goldman Sachs Group, Inc.	Interest of controlled corporation	—	26,993,989(L) 2,306,933(S) *(Note 2)*	9.69(L) 0.83(S)
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation	—	23,992,101(L) 2,306,933(S) *(Note 3)*	8.61(L) 0.83(S)
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation	—	23,992,101(L) 2,306,933(S) *(Note 3)*	8.61(L) 0.83(S)
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation	—	23,992,101(L) 2,306,933(S) *(Note 3)*	8.61(L) 0.83(S)
Goldman Sachs International	Beneficial owner	—	23,992,101(L) 2,306,933(S) *(Note 3)*	8.61(L) 0.83(S)
The Goldman. Sachs & Co. L.L.C.	Interest of controlled corporation	3,001,888(L) *(Note 4)*	—	1.08(L)
Goldman Sachs & Co	Beneficial owner	3,001,888(L) *(Note 4)*	—	1.08(L)

Notes:

(1) Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 153,012,359 Shares held by Dr. Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 Shares held by Goldman Sachs & Co and the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds (as defined below) held by Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26 July 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C.

(4) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 Shares held by Goldman Sachs & Co. Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

The letter "L" denotes a long position and the letter "S" denotes a short position.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or in any options in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation, arbitration of material importance or claim of material importance pending or threatened against any member of the Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates had an interest in any business constituting a competing business to the Group.

5. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had entered, or were proposing to enter, into any service contract with member of the Group which is not expiring or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

6. MISCELLANEOUS

(a) The qualified accountant of the Company is Mr. HO Chung Leung, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The secretary of the Company is Mr. KAN Ka Hon, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda, its head office and its principal place of business is situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(d) The Hong Kong branch share registrars and transfer office of the Company is Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

須予披露交易

其士國際集團有限公司之財務顧問

VXL FINANCIAL SERVICES LIMITED
卓越企業融資有限公司
(將易名為創越融資有限公司)

二零零七年八月十日

* *僅供識別*

目錄

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「協議」	指	認購協議及合營協議
「董事會」	指	董事會
「長春新星」	指	長春新星宇聖馳房地產開發有限責任公司，根據中國法例成立，並將根據合營協議轉制為中外合資經營公司
「本公司」	指	其士國際集團有限公司(股份代號：25)，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市
「關連人士」	指	具上市規則所賦予之涵義
「完成」	指	認購協議之完成日期
「其士泛亞」	指	其士泛亞控股有限公司(股份代號：508)，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「合營協議」	指	合營方於二零零七年七月十九日就根據中國法例成立長春新星為中外合資經營企業而訂立之中外合營協議
「合營公司董事會」	指	長春新星董事會
「合營方」	指	永德利及新星宇建設之統稱
「最後實際可行日期」	指	二零零七年八月七日，即本通函付印前可確定其所載資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新星宇建設」	指	新星宇建設有限責任公司，根據中國法例成立之有限公司

「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門特別行政區及台灣
「中國公認會計原則」	指	中國公認會計原則
「重建項目」	指	長春新星涉及重建中國吉林省長春市綠園區范家店棚戶區之住宅重建項目
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	本公司股東
「股份」	指	本公司股本中每股面值港幣1.25元之普通股
「聯交所」	指	香港聯合交易所有限公司
「認購」	指	永德利建議根據認購協議認購長春新星經擴大註冊資本中之96%股本權益
「認購協議」	指	合營方於二零零七年七月十九日就透過認購增加長春新星之股本而訂立之協議
「永德利」	指	永德利有限公司，於香港註冊成立之有限公司，並為本公司之全資附屬公司
「港幣」	指	港幣，香港法定貨幣
「畝」	指	中國土地面積量度單位，而一畝相等於約666.67平方米
「人民幣」	指	人民幣，中國法定貨幣
「平方米」	指	平方米
「%」	指	百分比

* *中文名稱僅供識別*

本通函所用匯率人民幣1.00元兑港幣1.03元僅供參考。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

執行董事：
周亦卿 *(主席兼董事總經理)*
郭海生 *(副主席兼董事總經理)*
譚國榮 *(副董事總經理)*
周維正
馮伯坤
簡嘉翰
何宗樑

獨立非執行董事：
周明權O.B.E., J.P.
李國謙
孫開達

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及主要營業地點：
香港
九龍灣
宏開道八號
其士商業中心
二十二樓

敬啟者：

須予披露交易

緒言

於二零零七年七月二十四日，本公司公佈永德利(本公司之全資附屬公司)與新星宇建設於二零零七年七月十九日交易時間後訂立協議，據此，永德利同意認購長春新星之新註冊資本，佔長春新星於其註冊資本以總認購額人民幣192,000,000元(相等於約港幣197,800,000元)增加後之總股本權益96%。於完成後，長春新星將由永德利及新星宇建設分別按96%及4%之比例擁有。長春新星之業務為物業發展及銷售業務。其為位於中國吉林省長春市之重建項目之批准發展商。

長春新星之總投資額將約為人民幣375,000,000元(相等於約港幣386,300,000元)。長春新星之經擴大註冊資本將為人民幣200,000,000元(相等於約港幣206,000,000元)。

本通函旨在向　閣下提供認購之進一步詳情及上市規則要求之其他資料。

* *僅供識別*

於二零零七年七月十九日訂立之協議

訂約方：

(i) 新星宇建設有限責任公司，即新星宇建設，乃獨立於本公司及其關連人士(定義見上市規則)，且與彼等概無關連；及

(ii) 永德利有限公司，即永德利，本公司之全資附屬公司。

就董事於作出一切合理查詢後所知、所得資料及所信，新星宇建設及其最終實益擁有人乃獨立於本公司及其關連人士(定義見上市規則)之第三方。

新星宇建設及其各最終實益擁有人各自並無過往交易及關係而須根據上市規則第14.22條予以累計。

根據認購協議，新星宇建設會將長春新星之註冊資本由人民幣8,000,000元(相等於約港幣8,200,000元)增加至人民幣200,000,000元(相等於港幣206,000,000元)；而永德利同意以現金認購長春新星註冊資本之全部增加部分人民幣192,000,000元(相等於約港幣197,800,000元)。

長春新星之資料

長春新星於二零零六年八月二十三日根據中國法例成立，以從事物業發展及銷售業務。目前，長春新星由新星宇建設全資擁有，註冊資本為人民幣8,000,000元(相等於約港幣8,200,000元)。

根據認購協議，長春新星將透過永德利以現金認購長春新星之新資本人民幣192,000,000元(相等於約港幣197,800,000元)，擴大其註冊資本至人民幣200,000,000元(相等於約港幣206,000,000元)。於完成後及待有關中國監管機構批准合營協議及長春新星之組織章程細則，長春新星將根據中國法例成為中外合營公司，而合營期將由發出長春新星為中外合營企業之營業執照日期起計30年。長春新星為位於中國吉林省長春市之重建項目之批准發展商。重建項目涉及重建中國長春市綠園區范家店之若干棚戶區。重建地盤面積為766畝，計劃發展為總樓面面積不少於約766,050平方米之住宅公寓社區。

長春新星之財務報表乃根據中國公認會計原則編製。於二零零七年六月三十日，長春新星之經審核資產淨值約為人民幣7,200,000元(相等於約港幣7,400,000元)；而由成立日期(即二零零六年八月二十三日)至二零零六年十二月三十一日，長春新星應佔之總未經審核虧損淨額如下：

	二零零六年 人民幣
未經審核除稅項及非經常項目前虧損淨額	(344,818)
未經審核除稅項及非經常項目後虧損淨額	(344,818)

合營方之資料

永德利為於二零零七年六月二十六日於香港註冊成立之投資控股公司，並為本公司之全資附屬公司。

新星宇建設為於二零零五年十二月二十九日根據中國法例成立之公司，主要從事物業發展。

長春新星之總投資及註冊資本

長春新星於轉制為中外合營企業後之總投資額將為人民幣375,000,000元(相等於約港幣386,300,000元)，將為合營方根據中國法例將向長春新星作出之最高投資金額。有關總投資金額超逾註冊資本部分之可能資金安排及合營方之義務於下段及下文「資金」一節詳述。長春新星之經擴大註冊資本將為人民幣200,000,000元(相等於約港幣206,000,000元)，其中人民幣192,000,000元(相等於約港幣197,800,000元)將作為新資本由永德利以現金認購，而餘下人民幣8,000,000元(相等於約港幣8,200,000元)為新星宇建設於本通函日期已擁有之現有註冊資本。因此，永德利及新星宇建設將分別持有長春新星之經擴大註冊資本之96%及4%。長春新星所產生之利潤將按合營方對長春新星註冊資本之注資比例分攤。

長春新星之總投資額餘額人民幣175,000,000元(相等於約港幣180,300,000元)將按合營公司董事會不時批准，以金融機構之融資或合營方之貸款撥付。根據合營協議，倘長春新星向任何金融機構取得借貸，則合營方須於該金融機構要求時按彼等對長春新星註冊資本之注資比例提供擔保或其他抵押。

根據認購協議，永德利須於發出長春新星為中外合營企業之營業執照前，向長春新星作出初步注資人民幣48,000,000元(相等於約港幣49,400,000元)，佔永德利應付予長春新星之認購款項25%。餘額人民幣144,000,000元(相等於約港幣148,300,000元)須由永德利於發出上述長春新星之營業執照後6個月內支付。營業執照須待有關中國監管機構批准後，方會發出。

除就協議及其項下擬進行之交易取得必要之中國政府及監管批准外，協議並無其他先決條件。倘無法取得所需之中國政府及監管批准，則本公司將無義務完成協議。

董事(包括獨立非執行董事)認為，協議之條款及條件(包括永德利根據認購協議應付之認購款項及付款條款)乃屬公平合理，為一般商業條款。董事亦認為有關重建項目之認購乃於本公司之日常及一般業務過程中進行，並符合本公司及股東之整體利益。

(乙) 相聯公司權益－股份(好倉)

董事名稱	相聯公司	身份	普通股股份數目 個人權益	公司權益	家族權益	總數	權益概約百分比 (%)
周亦卿	其士泛亞	受控制公司之權益	—	107,822,933*	—	107,822,933	50.02
郭海生	其士泛亞	實益擁有人	2,400,000	—	—	2,400,000	1.11
譚國榮	其士泛亞	實益擁有人	400,000	—	10,400	410,400	0.19
馮伯坤	其士泛亞	實益擁有人	2,580,000	—	—	2,580,000	1.20
簡嘉翰	其士泛亞	實益擁有人	451,200	—	—	451,200	0.21

* 周亦卿博士實益持有153,012,359股股份，約佔54.93%之股份。根據證券及期貨條例，周亦卿被視為擁有本公司持有之其士泛亞股份107,822,933股之權益，周博士並已就此向其士泛亞作出知會。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

ii. 主要股東之證券權益

於最後實際可行日期，就董事及本公司主要行政人員所知，下列人士或法團於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份或債券中所擁有已根據證券及期貨條例第XV部第2及3分部

的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

主要股東	身份	持股數量	持相關股份數量(本公司衍生股份)	權益概約百分比 (%)
周亦卿	實益擁有人	153,012,359(L)	—	54.93(L)
宮川美智子	實益擁有人	153,012,359(L) *(附註1)*	—	54.93(L)
The Goldman Sachs Group, Inc.	受控制公司之權益	—	26,993,989(L) 2,306,933(S) *(附註2)*	9.69(L) 0.83(S)
Goldman Sachs (UK) L.L.C.	受控制公司之權益	—	23,992,101(L) 2,306,933(S) *(附註3)*	8.61(L) 0.83(S)
Goldman Sachs Group Holdings (U.K.)	受控制公司之權益	—	23,992,101(L) 2,306,933(S) *(附註3)*	8.61(L) 0.83(S)
Goldman Sachs Holdings (U.K.)	受控制公司之權益	—	23,992,101(L) 2,306,933(S) *(附註3)*	8.61(L) 0.83(S)
Goldman Sachs International	實益擁有人	—	23,992,101(L) 2,306,933(S) *(附註3)*	8.61(L) 0.83(S)
The Goldman, Sachs & Co. L.L.C.	受控制公司之權益	3,001,888(L) *(附註4)*	—	1.08(L)
Goldman Sachs & Co	實益擁有人	3,001,888(L) *(附註4)*	—	1.08(L)

附註：

(1) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之153,012,359股股份。

(2) Goldman Sachs & Co持有3,001,888股股份及Goldman Sachs International持有21,685,168股可換股債券(見下文所述)。本公司於二零零六年七月二十六日發行該可換股債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

(3) Goldman Sachs International持有21,685,168股可換股債券。Goldman Sachs (UK) L.L.C.，Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有該等股份之權益。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

(4) Goldman Sachs & Co持有3,001,888股股份；而The Goldman, Sachs & Co. L.L.C.被視為持有該等股份。The Goldman Sachs Group, Inc.及The Goldman, Sachs & Co. L.L.C.分別持有Goldman Sachs & Co 99.8%及0.2%。The Goldman, Sachs & Co. L.L.C.為The Goldman Sachs Group, Inc.的全資附屬公司。

「L」表示好倉。「S」表示短倉。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，或直接或間接持有任何類別股本(附有權利在任何情況下可於本集團任何成員公司之股東大會上投票之股本)或擁有可認購該股本之任何購股權面值百分之十或以上權益。

3. 訴訟

於最後實際可行日期，據董事所知，本集團各成員公司並無牽涉任何重大訴訟或仲裁，本集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

4. 董事之競爭權益

於最後實際可行日期，董事或其各自聯繫人概無從事任何與本集團業務構成競爭的業務。

5. 董事之服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立或擬訂立任何服務合約，而不會於一年內屆滿或可由本公司於一年內予以終止而毋須支付賠償(法定賠償除外)的合約。

6. 一般事項

(a) 本公司之合資格會計師為何宗樑先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司之公司秘書為簡嘉翰先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(c) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(d) 本公司之香港股份登記及過戶分處卓佳標準有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。

(e) 本通函中英文版本如出現歧異，概以英文本為準。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 025)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Vice Chairman and Managing Director)*
TAM Kwok Wing *(Deputy Managing Director)*
CHOW Vee Tsung, Oscar
FUNG Pak Kwan
KAN Ka Hon
HO Chung Leung

Independent Non-Executive Directors
CHOW Ming Kuen, Joseph *O.B.E., J.P.*
LI Kwok Heem, John
SUN Kai Dah, George

Registered Office
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Principal Place of Business
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

30th July, 2007

To the Shareholders

Dear Sir/Madam,

PROPOSALS RELATING TO RE-ELECTION OF RETIRING DIRECTORS GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The Directors wish to seek the approval of shareholders to re-elect the retiring directors, to obtain general mandates to the Directors of the Company to issue and repurchase shares of HK$1.25 each in the share capital of the Company (the "Share(s)").

This circular is to provide the shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 29th August, 2007 at 3:30 p.m. (the "2007 Annual General Meeting").

* *For identification purpose only*

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-law 112 of the Bye-laws of the Company, Messrs CHOW Vee Tsung, Oscar, KAN Ka Hon, HO Chung Leung and LI Kwok Heem, John who have been longest in office since their last election, will retire by rotation at the 2007 Annual General Meeting and being eligible, offer themselves for re-election. Ordinary Resolutions will therefore be proposed at the 2007 Annual General Meeting to re-elect Messrs Chow, Kan, Ho and Li as Directors of the Company. Pursuant to Rule 13.74 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), the details of such Directors are set out below:–

1. **Mr CHOW Vee Tsung, Oscar**, Executive Director, aged 33, joined Chevalier Group in 2000 and is the Managing Director of Chevalier Pacific Holdings Limited ("CPHL") (Stock Code: 508), a public company listed on the Stock Exchange. Mr Chow is also a director of certain companies of the Group and CPHL Group. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K. He is currently the Chairman of the Environment Committee of the Hong Kong General Chamber of Commerce, a General Committee Member of the Chinese Manufacturers' Association of Hong Kong and The Chamber of Hong Kong Listed Companies. He is also a Council Member of the Hong Kong Productivity Council and a Committee Member of the Infrastructure Development Advisory Committee of Hong Kong Trade Development Council. He is the son of Dr. Chow Yei Ching, the Chairman and Managing Director of the Company and the Chairman of CPHL.

   Save as disclosed above and as at 26th July, 2007, being the latest practicable date prior to the printing of this circular (the "Latest Practicable Date"), Mr Chow has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Director, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"). There is neither any service contract between the Company and Mr Chow nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Chow is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. The director's annual emoluments of HK$1,575,000 were paid to Mr Chow during the year ended 31st March, 2007 as determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

2. **Mr KAN Ka Hon**, Executive Director and Company Secretary, aged 56, joined Chevalier Group in 1986 and is also an Executive Director and Company Secretary of CPHL (Stock Code: 508), a public company listed on the Stock Exchange and a subsidiary of the Company. Mr Kan is a Director and Company Secretary of certain companies of the Group and CPHL Group. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants. He has a personal interest of 29,040 shares of the Company and of 451,200 shares of CPHL within the meaning of Part XV of the SFO. He is an Independent Non-Executive Director of Victory City International Holdings Limited (Stock Code: 539) and Easyknit Enterprises Holdings Limited (Stock Code: 616), both are public companies listed on the Stock Exchange.

   Save as disclosed above and as at the Latest Practicable Date, Mr Kan has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company within the meaning of Part XV of the SFO. There is neither any service contract between the Company and Mr Kan nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Kan is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. The director's annual emoluments of HK$2,356,000 were paid to Mr Kan during the year ended 31st March, 2007 as determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

3. **Mr HO Chung Leung**, Executive Director, aged 57, joined Chevalier Group in 1985. Mr Ho is also a Director of certain companies of the Group. He is responsible for management of Chevalier Group's accounting and treasury activities. Mr Ho is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants. He has a personal interest of 40,000 shares of the Company within the meaning of Part XV of the SFO.

   Save as disclosed above and as at the Latest Practicable Date, Mr Ho has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company within the meaning

of Part XV of the SFO. There is neither any service contract between the Company and Mr Ho nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Ho is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. The director's annual emoluments of HK$1,899,000 were paid to Mr Ho during the year ended 31st March, 2007 as determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

4. **Mr LI Kwok Heem, John**, aged 52, was appointed as an Independent Non-Executive Director in 2004 and a member of the Audit Committee and Remuneration Committee of the Company. Except being an Independent Non-Executive Director of China National Aviation Company Limited (Stock Code: 1110) which was privatized with effect from 25 January 2007, he is an Independent Non-Executive Director of China Merchants Holdings (International) Company Limited (Stock Code: 144) which is listed on the Stock Exchange. Previously, he was a partner at PricewaterhouseCoopers, Certified Public Accountants. He graduated from the Imperial College of the University of London with a Bachelor of Science degree and is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He also obtained a Master of Business Administration degree from the Wharton School of Business of the University of Pennsylvania. Mr Li is the Chairman of the United Christian Medical Service and United Christian Hospital and is also a member of the Board of Trustees of Chung Chi College, The Chinese University of Hong Kong.

   Save as disclosed above and as at the Latest Practicable Date, Mr Li has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company within the meaning of Part XV of the SFO. There is neither any service contract between the Company and Mr Li nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Li is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. The director's annual emoluments of HK$150,000 were paid to Mr Li during the year ended 31st March, 2007 as determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

In relation to the re-election of the above Directors, there is no information to be disclosed pursuant to any of the requirements of the provisions of rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

SHARE ISSUE MANDATE

Resolution 5 to be proposed at the 2007 Annual General Meeting ("Resolution 5") relates to the granting of a general mandate which will empower the Directors of the Company to issue new Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 5 by an ordinary resolution of the shareholders at general meeting, whichever is the earliest.

As at the Latest Practicable Date, there were 278,582,090 Shares in issue. Therefore, subject to the passing of the proposed Resolution 5 at the 2007 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to issue a maximum of 55,716,418 Shares.

REPURCHASE OF SHARES

The Company is allowed by its Memorandum of Association and Bye-laws and the applicable laws and regulations of Bermuda to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2007 Annual General Meeting ("Resolution 6") relates to the granting of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, the Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at the Latest Practicable Date, there were 278,582,090 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2007 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 27,858,209 Shares.

REASONS FOR REPURCHASE

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when Shares were trading at a substantial discount to their underlying net asset value. Repurchases of the Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the trading volume of the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company for the year ended 31st March, 2007, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the applicable laws and regulations of Bermuda which provide that the Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of the Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell the Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 2007 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 2007 Annual General Meeting.

If, on the exercise of the powers granted under the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors of the Company are aware of, the substantial shareholders of the Company are as follows:–

Name of Substantial Shareholder	Capacity	Number of Shares held	Number of underlying Shares held (under equity derivatives of the Company)	% of Issued Share Capital at present (%)	% of Issued Share Capital if power is exercised in full to repurchase Shares (%)
CHOW Yei Ching	Beneficial owner	150,356,359(L)	–	53.97(L)	59.97(L)
MIYAKAWA Michiko	Beneficial owner	150,356,359(L) *(Note 1)*	–	53.97(L)	59.97(L)
The Goldman Sachs Group, Inc.	Interest of controlled corporation	–	26,993,989(L) 2,306,933(S) *(Note 2)*	9.69(L) 0.83(S)	10.77(L) 0.92(S)
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation	–	23,992,101(L) 2,306,933(S) *(Note 3)*	8.61(L) 0.83(S)	9.57(L) 0.92(S)
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation	–	23,992,101(L) 2,306,933(S) *(Note 3)*	8.61(L) 0.83(S)	9.57(L) 0.92(S)
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation	–	23,992,101(L) 2,306,933(S) *(Note 3)*	8.61(L) 0.83(S)	9.57(L) 0.92(S)
Goldman Sachs International	Beneficial owner	–	23,992,101(L) 2,306,933(S) *(Note 3)*	8.61(L) 0.83(S)	9.57(L) 0.92(S)
The Goldman, Sachs & Co. L.L.C.	Interest of controlled corporation	3,001,888(L) *(Note 4)*	–	1.08(L)	1.20(L)
Goldman Sachs & Co	Beneficial owner	3,001,888(L) *(Note 4)*	–	1.08(L)	1.20(L)

Notes:

(1) Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, is deemed to be interested in the same parcel of 150,356,359 Shares held by Dr Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 Shares held by Goldman Sachs & Co and the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds (as defined below) held by Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26th July, 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C..

(4) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 Shares held by Goldman Sachs & Co Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

The letter "L" denotes a long position and the letter "S" denotes a short position.

In the event that the Directors of the Company shall exercise in full such powers under the Repurchase Proposal and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above substantial shareholders would be increased to approximately the percentage shown in the last column above. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code. The number of Shares held by the public would not fall below 25% of the issued share capital of the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months prior to the Latest Practicable Date were as follows:–

	Highest *HK$*	Lowest *HK$*
July 2006	10.55	9.00
August 2006	9.45	8.80
September 2006	9.34	9.01
October 2006	9.28	8.76
November 2006	9.00	8.70
December 2006	8.98	7.86
January 2007	8.55	7.70
February 2007	8.42	8.06
March 2007	8.20	7.70
April 2007	8.23	7.92
May 2007	9.04	7.96
June 2007	9.24	8.50
July 2007 (up to the Latest Practicable Date)	9.50	8.52

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 7 to be proposed at the 2007 Annual General Meeting ("Resolution 7") relates to the extension of the 20 per cent general mandate to be granted. Subject to the passing at the 2007 Annual General Meeting of Resolution 5, Resolution 6 and Resolution 7, the Directors of the Company will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent limit as aforesaid, the number of Shares repurchased under the Repurchase Proposal.

2007 ANNUAL GENERAL MEETING

The notice convening the 2007 Annual General Meeting is set out on pages 7 to 8 of this circular.

A form of proxy for use at the 2007 Annual General Meeting is being sent to the shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2007 Annual General Meeting if you so wish.

PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND POLL

Pursuant to Bye-law 76 of the Bye-law of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(i) the chairman of the meeting; or

(ii) at least three shareholders present in person or by proxy or by representative for the time being entitled to vote at the meeting; or

(iii) any shareholder or shareholders present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) any shareholder or shareholders present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a poll is demanded otherwise than on the election of a chairman of the meeting or on any question of adjournment, it shall be taken in such manner at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman of the meeting directs. No notice needs to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Unless a poll is so demanded and the demand is not withdrawn, a declaration of the result on a show of hands by the chairman of the meeting and an entry to that effect in the minutes book shall be conclusive evidence of the voting result.

RECOMMENDATION

The Directors consider that the re-election of the retiring Directors, the Share Issue Mandate, the Repurchase Proposal and the Extension of Share Issue Mandate are in the best interests of the Company and its shareholders and accordingly recommend all the shareholders to vote in favour of the relevant resolutions to be proposed at the 2007 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 025)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 29th August, 2007 at 3:30 p.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2007.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

* *For identification purpose only*

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2007

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) An explanatory statement regarding the proposals of re-electing the retiring Directors of the Company, granting general mandates to issue new shares and to repurchase own shares of the Company will be despatched to the members of the Company together with this notice.

(d) Information on the retiring Directors are set out in pages 2 to 3 to this circular which this notice forms part.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：025)

執行董事
周亦卿*(主席兼董事總經理)*
郭海生*(副主席兼董事總經理)*
譚國榮*(副董事總經理)*
周維正
馮伯坤
簡嘉翰
何宗樑

獨立非執行董事
周明權*O.B.E., J.P.*
李國謙
孫開達

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關重選退任董事
一般性授權發行股份及購回本公司股份

股東週年大會通告

緒言

董事會欲尋求股東批准重選本公司退任董事，授予董事會一般授權發行及以行使本公司一般權力購回本公司股本中每股面值港幣1.25元之股份(「股份」)。

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零七年八月二十九日(星期三)下午三時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零七年度股東週年大會」)處理。

* *僅供識別*

重選董事

按照公司細則第112條規定，周維正先生、簡嘉翰先生、何宗樑先生及李國謙先生為自上次膺選後起計任職最長之董事，故將於二零零七年度股東週年大會上輪席告退，彼等符合資格並願膺選連任。因此，於二零零七年度股東週年大會上將提呈普通決議案以重選周先生、簡先生、何先生及李先生為本公司之董事。根據香港聯合交易所有限公司(「聯交所」)之證券上市規則(「上市規則」)第13.74條，有關董事之詳情如下：

1. **周維正先生**，執行董事，現年三十三歲，於二零零零年加入其士集團，彼為其士泛亞控股有限公司(「其士泛亞」)(股份代號：508)之董事總經理，該公司為香港上市公司。周先生亦為本集團及其士泛亞集團若干公司之董事。周先生持有英國牛津大學工程碩士學位，亦為香港總商會環保委員會主席、香港中華廠商聯合會會董及香港上市公司商會常務委員會委員。彼亦為香港生產力促進局財務委員會及香港貿易發展局基建發展服務咨詢委員會成員。周先生為本公司主席兼董事總經理及其士泛亞主席周亦卿博士之兒子。

   除上文所披露者外及於二零零七年七月二十六日，即本通函付印前之最後實際可行日期(「最後實際可行日期」)，周先生於過往三年概無擔當任何上市公司董事之職位亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益(定義見香港法例第571章證券及期貨條例(「證券及期貨條例」)第XV部。本公司與周先生就其董事職位並無任何服務合約，亦無訂立任何或建議之服務年期。周先生須根據本公司之細則最少每三年一次於本公司週年大會上輪值告退並膺選連任。周先生於截至二零零七年三月三十一日止年度內所獲之董事酬金為港幣1,575,000元，該酬金乃由董事會之薪酬委員會釐定並參照本公司業績與盈利狀況、同業水平及市場環境。

2. **簡嘉翰先生**，執行董事及公司秘書，現年五十六歲，於一九八六年加入其士集團，並為其士泛亞(股份代號：508)之執行董事及公司秘書，該公司為一家於聯交所上市之公司，並為本公司之附屬公司。簡先生為本集團及其士泛亞集團若干公司之董事及公司秘書。彼負責管理其士集團的會計及庫務、企業財務、投資、退休基金及公司秘書等事務。彼持有香港大學頒發之理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。彼持有本公司29,040股股份之個人權益及持有其士泛亞451,200股股份之個人權益(定義見證券及期貨條例第XV部)。彼為冠華國際控股有限公司(股份代號：539)及永義實業集團有限公司(股份代號：616)之獨立非執行董事，兩者皆為於聯交所上市之公司。

   除上文所披露者外及於最後實際可行日期，簡先生於過往三年概無擔當任何上市公司董事之職位亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益(定義見證券及期貨條例第XV部)。本公司與簡先生就其董事職位並無任何服務合約，亦無訂立任何或建議之服務年期。簡先生須根據本公司之細則最少每三年一次於本公司週年大會上輪值告退並膺選連任。簡先生於截至二零零七年三月三十一日止年度內所獲之董事酬金為港幣2,356,000元，該酬金乃由董事會之薪酬委員會釐定並參照本公司業績與盈利狀況、同業水平及市場環境。

3. **何宗樑先生**，執行董事，現年五十七歲，於一九八五年加入其士集團。何先生亦為本集團若干公司之董事。何先生主要負責管理其士集團的會計及庫務等事務。何先生為英國特許公認會計師公會資深會員及香港會計師公會會員。彼持有本公司40,000股股份之個人權益(定義見證券及期貨條例第XV部)。

   除上文所披露者外及於最後實際可行日期，何先生於過往三年概無擔當任何上市公司董事之職位亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益(定義見證券及期貨條例第XV部)。本公司與何先生就其董事職位並無任何服務合約，亦無訂立任何或建議之服務年期。何先生須根據本公司之細則最少每三年一次於本公司週年大會

上輪值告退並膺選連任。何先生於截至二零零七年三月三十一日止年度內所獲之董事酬金為港幣1,899,000元，該酬金乃由董事會之薪酬委員會釐定並參照本公司業績與盈利狀況、同業水平及市場環境。

4. **李國謙先生**，現年五十二歲，於二零零四年被委任為本公司之獨立非執行董事，並為審核委員會及薪酬委員會之委員。除為於二零零七年一月二十五日被私有化之中航興業有限公司(股份代號：1110)之獨立非執行董事外，彼為於聯交所上市之招商局國際有限公司(股份代號：144)之獨立非執行董事。彼曾為執業會計師羅兵咸永道會計師事務所合夥人。彼畢業於倫敦大學帝國學院，持有理學學士學位，並為英格蘭及威爾斯特許會計師公會及香港會計師公會資深會員，彼亦獲取賓夕凡尼亞大學沃爾頓商學院工商管理碩士學位。李先生為基督教聯合醫務協會及基督教聯合醫院主席，亦為香港中文大學崇基書院校董。

   除上文所披露者外及於最後實際可行日期，李先生於過往三年概無擔當任何上市公司董事之職位亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益(定義見證券及期貨條例第XV部)。本公司與李先生就其董事職位並無任何服務合約，亦無訂立任何或建議之服務年期。李先生須根據本公司之細則最少每三年一次於本公司週年大會上輪值告退並膺選連任。李先生於截至二零零七年三月三十一日止年度內所獲之董事酬金為港幣150,000元，該酬金乃由董事會之薪酬委員會釐定並參照本公司業績與盈利狀況、同業水平及市場環境。

有關重選上述董事，本公司並無任何須根據上市規則第13.51(2)(h)至13.51(2)(v)條的任何規定而作出披露的資料，亦無任何其他須敦請本公司股東注意的事項。

發行股份授權

第五項決議案將提呈於二零零七年度股東週年大會(「第五項決議案」)有關授予一般性授權，以賦予本公司董事權力於本決議案通過期間至本公司下屆股東週年大會止；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日內；或股東於股東大會上通過普通決議案以撤銷第五項決議案之日(以最早日期止之期間為準)發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十(包括訂立需要或可能需要發行、配發或出售股份之售股建議、協議及購股權)。

於最後實際可行日期，本公司已發行股份為278,582,090股。因此，在二零零七年度股東週年大會上提呈之第五項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准發行股份最多可達55,716,418股。

購回股份

根據本公司之組織章程大綱及細則及百慕達適用法例及規則，本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零七年度股東週年大會上將予提呈之第六項決議案(「第六項決議案」)乃有關授予本公司董事一般權力，以便在聯交所購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百分之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於最後實際可行日期，本公司已發行股份為278,582,090股。因此，在二零零七年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，根據該項授權，本公司將獲准購回股份最多可達27,858,209股。

股份價格

股份於最後實際可行日期前的過去十二個月內每月在聯交所買賣錄得之最高及最低成交價如下：—

	最高 *港元*	最低 *港元*
二零零六年七月	10.55	9.00
二零零六年八月	9.45	8.80
二零零六年九月	9.34	9.01
二零零六年十月	9.28	8.76
二零零六年十一月	9.00	8.70
二零零六年十二月	8.98	7.86
二零零七年一月	8.55	7.70
二零零七年二月	8.42	8.06
二零零七年三月	8.20	7.70
二零零七年四月	8.23	7.92
二零零七年五月	9.04	7.96
二零零七年六月	9.24	8.50
二零零七年七月(截至最後實際可行日期)	9.50	8.52

本公司購回股份

在本通函日期前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

擴大發行股份授權

第七項決議案將提呈於二零零七年度股東週年大會(「第七項決議案」)有關擴大將授予董事一般性授權發行本公司百分之二十之股份。待於二零零七年度股東週年大會上通過第五項、第六項及第七項決議案，本公司董事將獲授予一般性授權隨時發行本公司最多百分之二十之股份，並額外擴大授權以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括(除上述百分之二十之限額)根據購回建議所購回之股份數目。

二零零七年度股東週年大會

召開二零零七年度股東週年大會之通告載於本通函第7頁至第8頁內。

該二零零七年度股東週年大會上適用之代表委任表格現連同本通函一併寄予各股東。無論　閣下能否出席該大會，均請按照代表委任表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回代表委任表格後，　閣下仍可出席二零零七年度股東週年大會及於會上投票。

股東可要求以股數投票表決之程序

根據本公司之《公司細則》第76條細則之規定，一項於股東大會上提呈之決議案將以舉手方式表決，除非以下人士在宣佈以舉手方式表決之結果前或當時提出以股數投票方式進行表決：

(i) 大會主席；或

(ii) 至少三名親身或委派代表或受權人出席大會並有權投票之股東；或

(iii) 任何親身或委派代表或受權人出席大會之一名或以上之股東，佔有不少於所有有權於大會投票之股東之總投票權之十份之一；或

(iv) 任何親身或委派代表或受權人出席大會之一名或以上之股東，且持有賦予其權利於大會上投票之股份所涉及之已繳足股本總額不少於賦有該等權利之所有股份所涉及之已繳足股本總額之十份之一。

倘若以股數投票表決之要求獲正式提出，而有關事項並不是推選大會主席或關於續會，則有關事項須按大會主席指定之形式及時間(不遲於要求投票表決或要求續會日期起30日)和地點以股數投票方式表決。倘若以股數投票表決之決議未能即時通過，本董事會亦無須就延會上將會以股數投票表決之事務發出任何通知。以股數投票表決之結果應視作為提出投票表決之大會上之決議案。以股數投票表決之要求可予撤回。

除非以股數投票表決之要求是按上述方式提出及此要求不被撤回，否則大會主席所宣佈之舉手方式表決結果及將此登記入會議記錄簿內將成為表決結果之確實證據。

推薦意見

董事認為重選退任董事、股份發行授權、回購建議及擴大股份發行之授權均符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零七年度股東週年大會上提呈之相關決議案。

此　致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零七年七月三十日

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：025)

茲通告本公司訂於二零零七年八月二十九日(星期三)下午三時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：—

作為普通事項

一、 省覽截至二零零七年三月三十一日止年度之經審核財務報表及董事會報告書與核數師報告書。

二、 宣佈派發末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事酬金。

四、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：—

普通決議案

五、 「**動議**：

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間(定義見本文)內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發(不論根據購股權或其他事項)之股本面值總額，不包括根據(i)配售股份(定義見本文)；(ii)本公司根據僱員購股權計劃授出之權利行使；或(iii)根據本公司之公司細則不時發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案六而言：—

「有關期間」指由本決議案通過之日至下列最早日期止之期間：—

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

* *僅供識別*

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議(惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排)。」

六、「**動議**：

(甲) 根據下文(乙)節之限制下，一般及無條件批准董事會根據一切適用之法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間(按決議案五(丁)之定義)內行使本公司一切權力購回本公司股本中之股份；及

(乙) 本公司根據上文(甲)節所賦予之批准而購回之股份面值總額，不得超過本公司於通過此決議案當日之已發行股本總面值百分之十，而上文(甲)節之批准亦須以此為限。」

七、「**動議**擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

承董事會命
公司秘書
簡嘉翰

香港，二零零七年七月三十日

主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件(如有)，須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處**標準証券登記有限公司**，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，方為有效。

(3) 一份有關提議重選本公司退任董事、授予一般權力以發行新股份和回購本身股份之說明文件將連同本通告寄予本公司各股東。

(4) 退任董事詳情刊載於本通函第2至3頁內(本通告為其一部份)。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 025)

NOTICE OF 2007 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 29th August, 2007 at 3:30 p.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2007.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to

time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the

Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2007

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) An explanatory statement regarding the proposals of re-electing the retiring Directors of the Company, granting general mandates to issue new shares and to repurchase own shares of the Company will be despatched to the members of the Company together with this notice.

(d) Information on the retiring Directors are set out in pages 2 to 3 of the circular of the Company dated 30th July, 2007.

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman and Managing Director), Messrs Kuok Hoi Sang (Vice Chairman and Managing Director), Tam Kwok Wing (Deputy Managing Director), Chow Vee Tsung, Oscar, Fung Pak Kwan, Kan Ka Hon and Ho Chung Leung. The Independent Non-Executive Directors of the Company are Dr Chow Ming Kuen, Joseph, Mr Li Kwok Heem, John and Mr Sun Kai Dah, George.

website: http://www.chevalier.com

* *For identification purpose only*

END